UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
__________________

COPANO ENERGY, L.L.C.
(Name of Issuer)

Common Units Representing Limited Liability Company Interests
(Title of Class of Securities)

217202 10 0
(CUSIP Number)

Douglas L. Lawing
Executive Vice President, General Counsel and Secretary
2727 Allen Parkway, Suite 1200
Houston, Texas 77019
(713) 621-9547
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2009
(Date of Event Which Requires Filing
of This Statement)
__________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Schedule”) amends and restates in its entirety the Schedule 13D filed on November 26, 2004 (File No. 005-80167), as amended by Amendment No. 1 thereto filed on May 30, 2007 (File No. 005-80167).

On March 30, 2007, Copano Energy, L.L.C. effected a two-for-one split for all of its outstanding Common Units (the “Unit Split”). The Unit Split entitled each unitholder of record at the close of business on March 15, 2007, to receive one additional Common Unit for every Common Unit held on that date. All references to Copano Energy, L.L.C.’s Common Units and Subordinated Units (which had converted into Common Units prior to the record date for the Unit Split) contained in this Schedule are reflected on a post-Unit Split basis, unless indicated otherwise.

CUSIP No. 217202 10 0	Schedule 13D/A

1.	Names of Reporting Persons Copano Management Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,276,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,276,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 217202 10 0	Schedule 13D/A

1.	Names of Reporting Persons Copano Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,276,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,276,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 217202 10 0	Schedule 13D/A

1.	Names of Reporting Persons Douglas L. Lawing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Unites States Citizen
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,276,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,276,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

Item 1.                      Security and Issuer

(a)           The title of the class of equity securities to which this Schedule relates is common units representing limited liability company interests (“Common Units”) of Copano Energy, L.L.C. (the “Issuer”).

(b)           The principal executive offices of the Issuer are located at 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

Item 2.                      Identity and Background

(a)           This Schedule is filed by: (i) Copano Management Partners, L.L.C., a Delaware limited liability company (“Copano Management”), with respect to the Common Units over which Copano Partners, L.P. (“Copano Partners”) exercises sole voting and dispositive powers; (ii) Copano Partners, with respect to the Common Units held by Copano Partners Trust, a Delaware statutory trust, over which Copano Partners exercises sole voting and dispositive powers; and (iii) Douglas L. Lawing, as trustee of each of the Grantor Trusts (as defined below) and not individually, with respect to the Common Units beneficially owned by him as trustee of the Grantor Trusts (collectively, the “Filing Parties”).  Mr. Lawing was appointed successor trustee of 28 of the 29 Grantor Trusts following the death of John R. Eckel, Jr., the previous trustee.  Mr. Lawing was already serving as a trustee of the 29th Grantor Trust.

(b)           The address of the principal office of each of Copano Management and Copano Partners is 1105 North Market Street, Suite 940, Wilmington, Delaware 19801.  The business address of Mr. Lawing is c/o Copano Energy, L.L.C., 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

(c)           The principal business of Copano Management is to hold general partner interests in Copano Partners. The principal business of Copano Partners is to exercise sole voting and dispositive powers over the Common Units held by Copano Partners Trust.  The Filing Parties (other than Mr. Lawing) have no independent operations and no assets other than (i) with respect to Copano Management, general partner interests in Copano Partners, and (ii) with respect to Copano Partners, its beneficial interest in the Common Units held by Copano Partners Trust.  Mr. Lawing is the Executive Vice President, General Counsel and Secretary of the Issuer.

(d)           During the last five years, none of the Filing Parties or, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Filing Parties or, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lawing is a United States citizen.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, limited partners, members, executive officers, directors and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

Item 3.                      Source and Amount of Funds or Other Consideration

The Issuer was formed as a Delaware limited liability company in August 2001 to serve as a holding company for entities owning and operating midstream natural gas pipeline and processing assets.  In connection with the formation of the Issuer and through a series of transactions occurring between August 14, 2001 and November 27, 2001, the Issuer issued to Copano Partners 1,030,000 common units and 620,000 junior units in exchange for interests in entities owning certain midstream energy assets.  In connection with the Issuer’s initial public offering (the “IPO”), Copano Partners exchanged all of its then existing interest in the Issuer (comprised of common units and junior units) for 1,526,442 new Common Units and 2,635,466 Subordinated Units of the Issuer.  On March 24 2004, Copano Partners assigned the units to Copano Partners Trust, a Delaware statutory trust of which Copano Partners is the sole beneficiary.  Effective February 14, 2007, all of the Issuer’s outstanding Subordinated Units converted on a one-for-one basis into Common Units as a result of satisfying the financial tests required for the conversion of the Subordinated Units into Common Units. Accordingly, Copano Partners Trust’s 2,635,466 Subordinated Units converted on a one-for-one basis into 2,635,466 Common Units effective February 14, 2007.  Since February 14, 2007, 885,000 Common Units held by Copano Partners Trust have been sold in multiple transactions for investment purposes, none of which resulted in the disposition of beneficial ownership of Common Units in an amount equal to one percent or more of the Common Units outstanding at the time of the disposition.  As of December 8, 2009, Copano Partners Trust holds 3,276,908 Common Units.

Item 4.                      Purpose of Transaction

In connection with the IPO, Copano Partners acquired 1,526,442 Common Units and 2,635,466 Subordinated Units on November 15, 2004 for investment purposes in exchange for all of its then existing interest in the Issuer. As more fully described in Item 3 above, the 2,635,466 Subordinated Units converted on a one-for-one basis into 2,635,466 Common Units effective February 14, 2007. As a result of the conversion of the Subordinated Units and dispositions of Common Units for investment purposes described in Item 3 above, Copano Partners now exercises sole voting and dispositive powers over 3,276,908 Common Units held by Copano Partners Trust.

As of the date of this Schedule, none of the Filing Parties has any plans or proposals that relate to or would result in any of the following actions, except as disclosed herein and except that, subject to market conditions and other factors,  the Filing Parties or their affiliates may, from time to time or at any time, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of Common Units now owned or hereafter acquired by them to one or more purchasers for investment purposes:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)
changes in the Issuer’s certificate of formation, as amended, Third Amended and Restated Limited Liability Company Agreement, as amended (as used herein, the Issuer’s “limited liability company agreement”), or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

The Filing Parties may be deemed to be members of a group for purposes of this Schedule.

(a)
Copano Partners exercises sole voting and dispositive powers over 3,276,908 Common Units held by Copano Partners Trust, which represents 6.0% of the issued and outstanding Common Units of the Issuer.  Copano Management, as general partner of Copano Partners, may be deemed to also beneficially own these units as a result of its direct control of Copano Partners.  Mr. Lawing, as trustee of the Grantor Trusts, may be deemed to also beneficially own these units as a result of his indirect control of Copano Management.

The percentage ownership of Common Units beneficially owned by the Filing Parties is calculated based upon dividing 3,276,908 Common Units beneficially owned by the Filing Parties by 54,613,863 issued and outstanding Common Units as of November 2, 2009, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

(b)
All Common Units reported on this Schedule are held by Copano Partners Trust, a Delaware statutory trust, the sole beneficiary of which is Copano Partners, which retains sole voting and dispositive power with respect to the Common Units held by Copano Partners Trust.  Copano Management owns the general partner interests in Copano Partners.  Pursuant to Copano Partner’s Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners.  As the owner of the general partner interests in Copano Partners, Copano Management also has the right to exercise Copano Partner’s voting and dispositive powers over the 3,276,908 Common Units held by Copano Partners Trust.  Pursuant to Copano Management’s Limited Liability Company Agreement, the business and affairs of Copano Management are managed by its members.  Ten of the Grantor Trusts own all of the outstanding membership interests in Copano Management.  Mr. Lawing is a trustee of all of these ten Grantor Trusts and has the power, along with other trustees, to direct the voting and disposition of all of the assets of the trusts, including any limited partner interest in Copano Partners and any membership interest in Copano Management.  Mr. Lawing also has the power to appoint additional trustees for each of the ten Grantor Trusts holding membership interests in Copano Management.  Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners Trust.

(c)	Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)
As described in Item 5(b) above, ten grantor trusts own indirectly all of the outstanding general partner interests in Copano Partners.  These ten grantor trusts, together with 19 additional grantor trusts, own, directly or indirectly, all of Copano Partners’ outstanding limited partner interests. The direct and indirect beneficiaries of these 29 grantor trusts (collectively, the “Grantor Trusts”) are certain members of the Issuer’s management team, certain employees of the Issuer, consultants, certain current and former employees of Copano Operations, Inc. (“Copano Operations”), an affiliate of the Issuer, and heirs of certain former employees of Copano Operations.  Pursuant to the terms of each of the Grantor Trusts, each of the beneficiaries of the trusts has the right to receive all of the net income from the trust of which it is the primary beneficiary.  None of the beneficiaries of the Grantor Trusts have a direct or indirect pecuniary interest in more than 5% of the Common Units of the Issuer.  Of the 29 Grantor

Trusts, 27 of the Grantor Trusts have three trustees, Mr. Lawing, Charles R. Noll, Jr. and Charles R. Barker, Jr.  Mr. Lawing and Jeffrey A. Casey serve as the trustees of one of the remaining Grantor Trusts, and Messrs. Lawing, Noll, Barker and Matthew J. Assiff serve as the trustees of the other remaining Grantor Trust.  Mr. Lawing has the power to appoint additional trustees for 23 of the 29 Grantor Trusts, including each of the Grantor Trusts holding indirect interests in the general partner of Copano Partners.  The Common Units held by Copano Partners Trust are currently pledged as security for a loan by a commercial bank to Copano Partners Trust.  Except for the foregoing, no other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.

(e)	Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Limited Liability Company Agreement

Cash Distributions

Pursuant to the terms of the Issuer’s limited liability company agreement, the Issuer intends to make quarterly distributions to its common unitholders of record on the applicable record date within 45 days after the end of each quarter (in February, May, August and November of each year) to the extent the Issuer has sufficient available cash, as defined in the Issuer’s limited liability company agreement.  The Issuer will make distributions of available cash to its common unitholders in accordance with their respective percentage interests.

Limited Call Right

Pursuant to the terms of the Issuer’s limited liability company agreement, if at any time any person owns more than 90% of the issued and outstanding membership interests of any class, such person will have the right, which it may transfer in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by the Issuer’s board of directors, on at least 10 but not more than 60 days’ notice.  The Issuer’s unitholders are not entitled to dissenters’ rights of appraisal under the Issuer’s limited liability company agreement or applicable Delaware law if this limited call right is exercised.

Other

The Common Units held by Copano Partners Trust have been pledged since March 28, 2005 as security for a loan by a commercial bank to Copano Partners Trust.  To the best of the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits

(a)	Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed April 30, 2007).

(b)
Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed May 4, 2007).

(c)
Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed October 25, 2007).

(d)
Amendment No. 3 to the Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed October 25, 2007).

(e)	Joint Filing Statement (filed herewith as Exhibit 1).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2009

Copano Management Partners, L.L.C.
By:	/s/ Douglas L. Lawing
Name:	Douglas L. Lawing
Title:	President

Copano Partners, L.P.
By:	Copano Management Partners, L.L.C, its general partner
By:	/s/ Douglas L. Lawing
Name:	Douglas L. Lawing
Title:	President

Douglas L. Lawing
/s/ Douglas L. Lawing

SCHEDULE 1

Copano Gathering System, Inc. (a Texas corporation):

Address of Principal Business and Principal Office: 2727 Allen Parkway, Suite 1200, Houston, Texas 77019
Principal Business: Ownership of limited partner interests in Copano Partners

Executive Officers:

Douglas L. Lawing, President, Treasurer and Secretary
Kathryn S. DeYoung, Vice President and Assistant Secretary

Director:

Douglas L. Lawing (See Item 2)

El Sordo Gathering System, Inc. (a Texas corporation):

Address of Principal Business and Principal Office: 2727 Allen Parkway, Suite 1200, Houston, Texas 77019
Principal Business: Ownership of limited partner interests in Copano Partners

Executive Officers:

Douglas L. Lawing, President, Treasurer and Secretary
Kathryn S. DeYoung, Vice President and Assistant Secretary

Director:

Douglas L. Lawing (See Item 2)

Grantor Trusts:

Ten of the Grantor Trusts own indirectly all of the outstanding general partner interests in Copano Partners and, together with 19 additional Grantor Trusts, own, directly or indirectly, all of the outstanding limited partner interests in Copano Partners. Pursuant to Copano Partners’ Amended and Restated Limited Partnership Agreement, Copano Management manages the business and affairs of Copano Partners and has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners.  As the owner of the general partner interests in Copano Partners, Copano Management also has the right to exercise Copano Partners’ voting and dispositive powers over the 3,276,908 Common Units held by Copano Partners Trust.

The principal assets of each of the 29 Grantor Trusts are their respective direct or indirect limited partner interests in Copano Partners.  No person that is a direct or indirect beneficiary of the Grantor Trusts beneficially owns more than 5% of the outstanding Common Units of the Issuer.

The address of the principal office of each of the 29 Grantor Trusts is 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

Schedule 1 - 1

Trustees of Grantor Trusts:

Douglas L. Lawing (See Item 2)(1)

Charles R. Noll, Jr.(2)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Senior Vice President and Chief Exploration Officer of Live Oak Reserves, Inc.
Citizenship: United States Citizen

Charles R. Barker, Jr.(2)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Regional Manager of a subsidiary of Copano Energy, L.L.C.
Citizenship: United States Citizen

Matthew J. Assiff(3)
c/o Quantum Resources Management
1401 McKinney Street, Suite 2400
Houston, TX 77010Principal Occupation: Chief Financial Officer
Citizenship: United States Citizen

Jeffery A. Casey(3)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Senior Director, Administration, Copano Energy, L.L.C.
Citizenship: United States Citizen

_________________
(1)  Trustee of each of the 29 Grantor Trusts.
(2)  Trustee of 28 of the 29 Grantor Trusts.
(3)  Trustee of 1 of the 29 Grantor Trusts.

Schedule 1 - 2

EXHIBIT INDEX

(a)	Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed April 30, 2007).
(b)

Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed May 4, 2007).

(c)

Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed October 25, 2007).

(d)

Amendment No. 3 to the Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed October 25, 2007).

(e)*	Joint Filing Statement (filed herewith as Exhibit 1).

*  Filed herewith.